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05007116

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Central Termica Guemes

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
APR 08 2005
THOMSON FINANCIAL

FILE NO. 82- 5145   FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE: 4/8/05

82-5745 ARLS 12-31-04

CENTRAL TÉRMICA GÜEMES S.A.

DIRECTORS' ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2002

To our shareholders,

As required by current legal and statutory regulations, the Board of Directors hereby submits for your consideration the annual report, informative summary, inventory, balance sheet(s), statements of operations, changes in shareholders' equity and cash flows, including notes 1 through 11 and supplemental schedules I through V, relating to the fiscal years ended December 31, 2002 and 2001.

The accumulated deficit for the year ended December 31, 2002 amounts to $120,647,859.

The operating loss for the year ended December 31, 2002 amounts to $3,412,343, which is higher than the $1,148,988 loss for 2001 by $2,263,355.

Furthermore, as indicated in the accompanying Informative Summary, the net result for the year 2002 shows a loss amounting to $80,444,429, reversing the positive trend of the last two fiscal years which showed profits of $4,075,006 and $5,771,419 in 2001 and 2000, respectively.

Company's Situation

The informative summary, the financial statements and its notes, as well as the additional information required by current regulations, contain the details of the Company's financial position and the results of its operations for the year being reported. Therefore, in order to avoid redundancy, this annual report will not provide that information.

However, the main issues that have affected the Company's operations and results for the year should be included herein.

Change of the macroeconomic conditions

On January 6, 2002, the Argentine Congress passed the Economic Emergency and Foreign Exchange System Reform Law No. 25561. The new law and its supplementary regulations established both the end of the convertibility system which had pegged the peso at par with the US dollar and a free floating of the peso rate of exchange.

The figures included in the financial statements relating to foreign currency denominated assets and liabilities, agree with the rate of exchange in effect at each year-end. For the year 2002 the rate of exchange applied was $3.37 per 1 US$, whereas the rate of exchange applied for the year 2001, was that in effect as of the last date of December 2001 in which foreign currency transactions were made in the country, thus, in the case of the US dollar, the rate of exchange applied was $ 1 = US$ 1.

The effect of both the sharp devaluation of the Argentine currency and the other measures adopted at the beginning of the year gave rise to a series of negative effects which have not yet been overcome.

As informed in note 10, the chronology of the deep change of the economic model is as follows:

Early in December 2001, the Federal Government implemented a series of economic and exchange control measures which severely limited cash withdrawals from banks and restricted transfers of funds abroad, other than those related to foreign trade. Late in December, the Argentine Government declared the official default on its public debt and, on January 6, 2002, the Argentine Congress passed the Economic Emergency and Foreign Exchange System Reform Law No. 25561 that introduced dramatic changes to the economic model then in force and amended the Convertibility Law under which the peso had been pegged at par with the dollar since March 1991. Law 25561 further empowered the Executive Branch to take additional monetary, financial and exchange measures aimed at overcoming the economic crisis.

Decree No. 71/2002 of the Federal Government and Communication "A" 3425, as amended, of the Argentine Central Bank ("BCRA"), established a new exchange system through the creation of an "official" exchange market for export transactions and certain imports and financial liabilities, and a "free" exchange market for the other transactions. The "official" exchange rate was fixed at 1.40 pesos per US dollar and the "free" exchange rate as of the close of business of the first day when the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), fluctuated from 1.60 to 1.70 pesos to the US dollar (sell rate).

New regulations, which modified the already adopted measures, were later issued by the Government. The main aspects of these regulations as of the date of approval of these financial statements, are summarized below:

a) Elimination of the dual exchange rate and establishment of a single "free" exchange market for foreign trade transactions, the BCRA's prior approval being required to make transfers abroad for payment of principal and interest on financial loans until February 8, 2003, with certain exceptions. Furthermore, the BCRA's prior authorization must be sought before remitting profits and dividend payments overseas. Up to the date of approval of the financial statements, the quotation of the US dollar at the free market fluctuated from 1.80 to 3.90 pesos per US dollar (sell rate);

b) conversion into pesos of all US dollar-denominated deposits held in financial institutions at the rate of 1.40 pesos per US dollar and of all US dollar-denominated debts incurred in the country until January 6, 2002 at the rate of 1 peso per US dollar, except for certain cases which have been excluded from the mandatory conversion into pesos. Deposits and debts converted into pesos will be adjusted by applying an index called "referential stabilization coefficient" ("CER") to be published by the BCRA, applicable as from the date of publication of Decree No. 214/2002, plus a minimum interest rate for deposits and a maximum interest rate for debts with the financial system, to be set by the BCRA. Excluded from the application of the CER are certain loans granted to individuals by financial entities, cooperatives, associations. mutual companies or natural or artificial persons of any nature;

c) conversion into pesos of all US dollar-denominated contracts entered into by private parties until January 6, 2002, at the rate of 1 peso per US dollar. The resulting amount will be subject to the CER adjustment, except for certain cases which have been excluded from the mandatory conversion into pesos;

d) issuance of a Government bond to compensate financial entities for the imbalance resulting from the application of the aforementioned exchange rates;

e) conversion into pesos of public works contracts and utility rates with adjustment clauses in US dollars, at the pre-devaluation rate of exchange of 1 peso per dollar; the freezing of those rates by suspending indexation mechanisms and subsequent renegotiations on a case-by-case basis, except for certain cases which have been excluded from the mandatory conversion into pesos;

f) restriction on the free availability of funds deposited in banks (restriction which was lifted on December 2, 2002); re-programming of deposits and option to subscribe Government bonds in dollars (fixed or floating rate) or in pesos;

g) conversion into pesos of foreign currency denominated debts incurred by the National, Provincial and Municipal Governments, existing as of February 2002 (except those of the Federal Government originally financed by Multilateral Lending Institutions or arising from liabilities incurred by the National Treasury and refinanced with foreign creditors), that are governed solely by the Argentine law, at the rate of 1.40 pesos per US dollar or its equivalent in other foreign currency plus CER adjustment. This mandatory conversion into pesos includes Guaranteed Loans of the last local debt-swap. Furthermore, new interest rates are established for those debts converted into pesos;

h) exchange at the free market and within the time periods specifically established of foreign currency earned from exports;

i) suspension of unjustified layoffs for a period of 180 days to commence on January 6, 2002. Failure to comply with this obligation will carry the penalty of having to pay twice the severance pay provided by current labor legislation. The suspension was extended for another 180 working days when the original period expired;

j) two-year suspension of the Law of intangibility of deposits; and

k) declaration of a production and credit emergency until December 10, 2003, through the passing of Law No. 25563, as amended, which includes, among other issues, the following:

- suspension for a period of 270 calendar days, to commence on February 14, 2002, of (i) court and out-of-court ordered foreclosures on the debtor's house of permanent residence or on any other real property used by the debtor to either develop commercial and/or industrial activities or render services, and (ii) the execution of precautionary measures involving the dispossession of assets needed to develop activities of a commercial, industrial or similar nature;

- granting of authority to trustees and other lawfully authorized parties to prove claims and vote arrangement plans on behalf of government bond holders and establishment of the procedure for trustees to express bond holders' will.

On the other hand, and as a consequence of the changes implemented, in the year 2002 the domestic wholesale price index increased to 118.21%, according to the information released by the National Institute of Statistics and Census.

As established by the aforementioned Emergency Law, the loss resulting from applying the new rate of exchange on the net position of foreign currency denominated assets and liabilities as of January 6, 2002, may be deducted from income tax at a 20% rate p.a. over the five fiscal years following the date on which the law became effective.

The impact of this new context on the Company's economic and financial position, which is discussed in note 11, does not differ from that which has affected the rest of the electricity generation industry. The Association of Electricity Power Generators has recently made a presentation at the World Bank, a summary of which we consider appropriate to include in this Annual Report:

"In the first place, the Generators have explained to the Bank representatives the achievements obtained in this market which today comprises 43 companies, most of which have been built up from scratch, with the best technology available. The legislation under which investments were carried out —Law No. 24065 of 1992— aroused the interest of the main international operators who invested nearly US$ 7 billion in this free market.

It was also explained that the consequences of the regulations introduced, —which except for minor adjustments continue to be totally valid—, were: to have the ability to export electricity, in a country which, until the end of the 80's, suffered intermittent power outages, and to reduce electricity wholesale price to less than half of the 1992 price, securing the Argentine industry's competitiveness. In December 2001, the cost of electricity was 30% lower **in dollar terms** than that in effect in the United States of America, Europe and the rest of Latin American neighboring countries.

In the second place, the World Bank technicians were informed of the consequences suffered by the electricity sector due to the mandatory conversion into pesos, the devaluation and the breaking of the rules in force adopted in January 2002:

1) The Regulatory Framework was manipulated so that companies could only receive their Variable Costs, trying to ensure that the plants did not stop operating, but disregarding their economic or financial situation.

2) In reality, the increased production cost that Generators have —the cost of Capital— was no longer recognized as from January 2002. This value, which represents 60% of the cost of these companies, is a price which has been "administered" by the Political Authority since 1992 through the "payment for capacity" to ensure an investment incentive.

It was highlighted to the Bank technicians that investment decisions had already been suspended in 1997. Therefore, when this payment was "pesified" (i.e. mandatorily converted into pesos) and Generators were forced to sell electricity **at only US$ 8/MWh**, while in all neighboring countries, Europe and the United States of America, it **costs no less than US$ 30 or 35/MWh**, demand in Argentina will certainly outstrip supply in a maximum of 3 or 4 years.

With regard to the restructuring of prices and revenues, it was explained that from the Generators' point of view, **salaries and utility prices have been the two adjustment variables during 2002: salaries as well as our prices have remained frozen, and therefore they are subsidizing the rest of the economy**."

Restructuring of the Company's Liability

The aforementioned events have not only reduced profitability ratios but also cash flows in real terms –due to the great impact of the devaluation-, to such an extent that the possibility of entering into an area of high financial risk, which the Company has permanently tried to avoid, becomes foreseeable, specially at a time when credit has disappeared.

In spite of the combined effects of the devaluation and the aforementioned impacts, the Company has complied with all its financial commitments relating to the year 2002, even when foreign capital companies and international shareholders had to default on their foreign currency denominated debts.

Given (i) the lack of signs indicating that the prospects regarding the restructuring of payment capacity in foreign currency will change, (ii) the already mentioned disappearance of both local and international credit for domestic companies, (iii) the delay in collections as a consequence of the freezing of balances ordered by the Government for the Wholesale Electricity Market, -approximately $1,010,000 whose recovery is being negotiated-, (iv) the delay in payments for approximately $3,358,0000 from our main client, the Salta Province-based distribution company, it has become necessary to commence a new restructuring process of the Company's only financial liability.

In this way, the Company expects to maintain its cash generation capacity by continuing with operations and maintenance works of the generation plant, so as to satisfy electricity requirements of the region and comply with the financial commitments arising from the new restructured debt.

To such effects, an Exchange Offer, whose details are informed in note 1, has been made obtaining a result which shows creditors' understanding of both the Company's effort and the situation which our industry is confronting.

We refer to the understanding of the majority of the investors holding our Corporate Notes, as nearly 60% of Note holders have provided us with affirmative answers concerning the Exchange Offer.

This process began in June 2002, when, due to the uncertainties caused by the serious economic and financial crisis which the country and the electricity market in general have been going through, the Company's Board of Directors decided to begin conversations with the holders of Corporate Notes (floating rate for US$ 54,000,000 due in 2010 (see note 3.4)), so as to rediscussed with them the terms and conditions of the Notes and make it possible for the Company, in this way, to pay principal and interest on the debt agreed upon in the agreement (the "Agreement") approved by resolution dated 09/12/00 which was later complemented by other explanatory resolutions dated September 19 and 26, 2000.

Taking into account that the fourth interest installment on Corporate Notes under the Agreement matured on September 26, 2002, the Company, considering the new regulations adopted by the Federal Government –Laws Nos. 25561 and 25563 and Emergency Decrees Nos. 214/2002, 320/2002, and 410/2002- (the "New Regulations"), decided to pay general creditors without prejudice to the rights to which it might be entitled (a) in relation to the holders of Corporate Notes (the "Notes"): (a.i) pursuant to the final interpretation of the New Regulations concerning the fact that the Notes maturing in 2010 must be paid in Argentine pesos (pesification), (a.ii) pursuant to the eventual application of the doctrine of unforeseeability (which permits the modification of contracts based on the unforeseeability of events) and/or equity; (b) in relation to the other general creditors: pursuant to the eventual application of the doctrine of unforeseeability.

During the months of July and September 2002, the Company held meetings in New York City with some of the main holders of Corporate Notes issued under the Agreement, to inform them about the Company's need to carry out a restructuring, as a consequence of the New Regulations and the new economic and financial context of both the country and the electricity sector, with the following main objectives in mind:

- Preserve the Company's viability,
- Maintain a positive cash flow so as to keep the Company in operation, and finally,
- Be able to comply with the commitments taken on by the Company under the Agreement.

Finally, in the Board of Directors' meeting held on February 27, 2003, the Directors were informed that the previously mentioned Exchange Offer was concluded on February 26, 2003, at 5 p.m. New York time, approving that (i) taking into account the final outcome of the Exchange Offer and the acceptance of Proposal No. 2 for a total approximate amount of US$ 31,668,000 (approximately 58 % of the principal amount of current Notes), the condition, established in the Prospectus of the Exchange Offer, requiring the participation of those holding 100 % of current Corporate Notes Principal, be dispensed, (ii) that offers received subject to the obtaining of approvals of the Buenos Aires Stock Exchange and the Electronic Open Market (MAE), still pending, be accepted. Furthermore, (iii) that the transaction and the exchange of current Notes for New Notes for the definitive amount to be informed by the Agent in charge of the Exchange be closed and made as soon as possible.

Production

During the year 2002, 1,267 GWh were produced, which means a level of production 14% lower than that of the previous year (1,470 GWh). This fall in the level of production is mainly due to the fact that generation groups operated at minimum technical levels during the last semester as a consequence of a lower energy demand in the system.

As it can be seen in the chart below, there has been a historical fall in electricity demand, especially if we take into account that typically annual growth will at least reflect a positive value due to increased production and extensions of the distribution networks.

Evolution of the Demand of the Wholesale Electricity Market

	Jan	Feb	March	April	May	June	July	Aug	Sept	Oct	Nov	Dec	Total
2002	6.387	5.684	6.409	5.893	6.236	6.540	6.787	6.428	6.068	6.317	6.370	6.569	75.683
2001	6.824	6.389	6.819	6.030	6.527	6.589	6.850	6.472	6.072	6.148	6.015	6.332	77.065
% Variation	-6,4%	-11,0%	-6,0%	-2,3%	-4,5%	-0,7%	-0,9%	-0,7%	-0,1%	2,7%	5,9%	3,7%	-1,8%

Alternative Strategies

In the Annual Report for the year 2001 we said: "The intervention of the State in the agreements entered into by private parties affects commitments assumed for the purchase of gas and the sale of electricity -originally in dollars and now converted into pesos- independently of the value of the agreed-upon currency.

The Company has begun to review all its commitments so as to maintain a sustainable balance at operational levels but is concerned about the liability issued abroad that remains in dollars. Although the Company will be able to pay interest maturing in the immediate future, the level of revenues needs to be restructured in relation to the US dollar in order to maintain payment capacity abroad in the long term."

In reality, we have complied with all our commitments for the year being reported. However, the macroeconomic conditions have made it impossible to recover payment capacity in terms of a hard currency, a situation which we think will not occur in the short term, and which will mainly depend on political factors still undefined rather than on specifically economic factors.

The Company does not foresee any changes in its organization regarding decisions made or the current internal control system.

Given the Company's loss for the current year and its accumulated deficit, no distribution of dividends will take place.

The Company has not changed the system used to pay Board of Directors and Management fees. However, due to the changes in the macroeconomic framework, the change of such system will have to be analyzed so as to be able to maintain the competitiveness of Company's labor demand for the year 2003.

Prospects

Taking into account the comments previously made and based on CAMMESA's projections, it is likely that the plant will maintain an operating level similar to that of 2002 regarding production and price. Consequently, similar values are expected concerning the generation of funds from ordinary operations.

As from February, the Company enlarged its term market portfolio when it entered into an Electricity Supply Agreement for República Oriental del Uruguay with CEMSA for 150 MW.

As previously informed with regard to the restructuring of the Company's liability, the Board of Directors has approved the Exchange Offer of corporate notes accepted by approximately 60% of the creditors. In this way, the Company has been able to partially reduce its excessive financial burden caused by the effect of the devaluation on the amount of interest payable on the Current Notes. With regard to the remaining debt, the Company will analyze all the alternatives available in order to achieve the objectives pursued when the restructuring process of outstanding Corporate Notes began.

The Board of Directors would like to expressly state its recognition to the Company's investors for their affirmative answers with regard to the Exchange Offer made in December 2002. Additionally, the Board would like to thank its suppliers, clients and especially its personnel who, in spite of the difficult circumstances that they have had to confront, never gave up and were able to overcome them in an environment of mutual understanding, awaiting better times, which will come soon and be long-lasting.

Salta, March 7, 2003

CARLOS A. PERALTA
Chairman

CENTRAL TERMICA GÜEMES S.A.

INFORMATIVE SUMMARY AS OF DECEMBER 31, 2002

1. A Brief on Company's Activities

Production and Sales

During the year 2002, 1,267 GWh were produced, which means a level of production 14% lower than that of the previous year (1,470 GWh). This fall in the level of production is mainly due to the fact that generation groups operated at minimum technical levels during the last semester as a consequence of a lower energy demand in the system.

Prices

The average price of energy at the Güemes node and power supplied during the year 2002 amounted to $46,70 /MWh ($55,018,183/1,178 GWh) which turned out lower than the average price of the previous year ($61,22 /MWh - $84,176,960/1,375 GWh) by 24 %.

Sales

The gross sales (net of compensations with the system) for the year 2002 fell 35% to $55,018,183 compared to the $84,176,960 of the previous year. The $-29.2 million absolute variation in gross sales was made up of a $-12.1 million decrease in production and a $-17,1 million negative effect in sales owing to lower price, as previously described

Results

The operating result for the year ended December 31, 2002 showed a loss amounting to $3,412,343, which was higher than the $1,148,988 loss of the previous year by $2,263,355.

The net result for the year showed a loss amounting to $ 80,444,429, which considering the result of the previous year showed a loss of $ 84,519,435. This was mainly caused by the sharp devaluation of the peso, occurred during the year, which has had a significant effect on the Company's loans

Shareholders' Equity

The debt/equity ratio by the end of 2002 increased 33% to 87%, compared to the 54% debt/equity ratio by the end of the previous year.

2. Equity and Results Structure

2.1 Equity Structure

	....2002....	....2001....	....2000....	....1999....	....1998....
Current Assets	29,532,795	39,516,417	41,600,498	48,208,201	43,313,291
Non-Current Assets	190,768,564	200,848,374	203,610,823	215,522,790	227,389,319
Total	**220,301,359**	**240,364,791**	**245,211,321**	**263,730,991**	**270,702,610**
Current Liabilities	6,652,690	9,180,705	17,466,879	31,873,969	15,071,217
Non-Current Liabilities	183,982,883	121,073,871	121,709,233	131,593,232	131,762,933
Subtotal	**190,635,573**	**130,254,576**	**139,176,112**	**163,467,201**	**146,834,150**
Shareholders' Equity	**29,665,786**	**110,110,215**	**106,035,209**	**100,263,790**	**123,868,460**
Total	**220,301,359**	**240,364,791**	**245,211,321**	**263,730,991**	**270,702,610**

2.2 Results Structure

	2002	2001	2000	1999	1998
Operating Results	(3,412,343)	(1,148,988)	(716,569)	(6,582,554)	242,045
Financial Results	(77,032,086)	(1,607,999)	1,204,523	(13,271,864)	(14,918,252)
Net Ordinary (Loss) Income	**(80,444,429)**	**(2,756,987)**	**487,954**	**(19,854,418)**	**(14,676,207)**
Extraordinary Gain (Loss)		6,831,993	5,283,465	(3,750,252)	
(Loss) Income for the year	**(80,444,429)**	**4,075,006**	**5,771,419**	**(23,604,670)**	**(14,676,207)**

2.3 Significant variations of accounts (between 12/31/02 and 12/31/01)

Cash and banks and Current investments

The decrease is basically due to the payment of interest on corporate notes.

Accounts receivable

The decrease in accounts receivable arises from the decrease in both the price of energy and the power supplied during the current year.

Property, plant and equipment

The decrease in property, plant and equipment is mainly due to the depreciation of the current year.

Current and non-current bank loans

The increase is mainly related to the effect of the devaluation on US dollar denominated debts.

3. Statistical data (in physical units)

	GWh	GWh	GWh	GWh	GWh
Production volume	1,267	1,470	1,730	1,920	1,666
Sales volume	1,178	1,375	1,625	1,801	1,564

4. Ratios

	....2002....	....2001....	....2000....	....1999....	....1998....
Liquidity ratio	4.44	4.30	2.38	1.51	2.87
Debt ratio	6.43	1.18	1.31	1.63	1.19
Profitability ratio	-73.1%	3.8%	5.8%	(19.1%)	(10.6%)

5. Prospects

Based on CAMMESA's projections, it is likely that the plant will maintain an operating level similar to that of 2002 regarding production and price. Consequently, similar values are expected concerning the generation of funds from ordinary operations.

As from February, the Company enlarged its term market portfolio when it entered into an Electricity Supply Agreement for República Oriental del Uruguay with CEMSA for 150 MW.

With regard to the restructuring of the Company's liability, the Board of Directors has approved the Exchange Offer of corporate notes accepted by approximately 58% of the creditors. In this way, the Company has been able to partially reduce its excessive financial burden caused by the effect of the devaluation on the amount of interest payable on the current notes.

AUDITORS' REPORT

(Translation into English of the Auditors' report originally issued in Spanish, except for the last paragraph)

To the President and Directors of
Central Térmica Güemes S.A.

1. Identification of the financial statements subject to the review

We have audited the accompanying balance sheets of Central Térmica Güemes S.A. as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholders' equity and cash flows, including notes 1 through 11 and supplemental schedules I through V, for the years then ended.

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion thereon based on our audit performed with the scope mentioned in 2.

2. Scope of our work

We conducted our audit in accordance with auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management.

3. Prior clarifications

As described in note 10, on January 6, 2002, the Argentine Congress passed the Economic Emergency and Foreign Exchange System Reform Law No. 25561. The new law and its supplementary regulations established a series of measures that impact on the Company's operations, such as: the devaluation of the peso; the default on the public debt; the mandatory conversion into pesos of foreign currency denominated assets and liabilities arising from transactions agreed upon between local parties; restrictions on the transfers of funds abroad, which require the Argentine Central Bank's prior authorization; and the mandatory conversion into pesos of utility rates.

Additionally, as indicated in note 11, the measures mentioned in the preceding paragraph modified the electricity market significantly. Consequently, while the Company's revenues have been mandatorily converted into pesos, its expenses and a significant part of its liabilities are denominated in US dollars. Taking into account that the Government has not yet defined its official stance with regard to the rates of the electricity sector and that the renegotiation of such rates has not begun, as of the date of approval of these financial statements, it is not possible to accurately estimate the future evolution of the electricity sector in either the short or medium term.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government -concerning the economic policy and, particularly, with regard to the electricity sector- might have on the Company's financial and economic position (including the recoverable value of its non-current assets) the results of its operations and future cash flows.

Furthermore, as explained in note 1, and as a consequence of the effects of the economic crisis, the Company is negotiating the restructuring of its corporate notes.

The financial statements do not include any adjustment that could result from either the outcome of these uncertainties or the aforementioned negotiations.

The financial statements of Central Térmica Güemes S.A. as of December 31, 2002, have been prepared following the criteria of a going concern and assuming that the Company will be able to pay its obligations. Therefore, the financial statements do not include any adjustment, if there were any, that could derive from the outcome of the uncertainties mentioned in the preceding paragraphs.

4. <u>Opinion</u>

In our opinion, subject to the effects, if there were any, that could derive from the final outcome of the situations described in the preceding paragraph, the financial statements referred to in 1, present fairly, in all material respects, the financial position of Central Térmica Güemes S.A. as of December 31, 2002 and the results of its operations, the changes in shareholders' equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in Argentina. As for the financial statements for the year ended December 31, 2001, we issued our report on March 7, 2002, expressing a favorable opinion subject to an exception based on uncertain future events related to that which has been described in note 10 to the financial statements.

5. **Special information required by current legal regulations**
(for the year ended December 31, 2002)

a) The amounts of the financial statements agree with the accounting records of the Company's legal books of account which, in all formal aspects, have been kept in conformity with current legal regulations.

b) The financial statements are shown in accordance with the provisions of General Resolution No. 368/01 of the National Securities Commission and have been transcribed to the Inventory and Balance Sheet Book.

c) As part of our audit, the scope of which is mentioned in section 2, we have examined the Informative Summary and the Additional Information for the fiscal year ended December 31, 2002 prepared by the Company's Board of Directors, as required by the National Securities Commission and the Buenos Aires Stock Exchange Regulations, respectively, about which we have no observations to make as to matters within our professional competence.

d) According to the accounting records, liabilities accrued in favor of the Retirement and Pension Plan System as of December 31, 2002, amount to $ 77,947, which are not due as of that date.

The financial statements referred to in 1 are presented on the basis of accounting principles generally accepted in Argentina and have been translated into English for the convenience of foreign readers. They are not intended to present the financial position of the Company or the results of its operations and the changes in shareholders' equity and cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina.

Autonomous City of Buenos Aires, March 7, 2003

DELOITTE & Co. S.R.L.

CENTRAL TERMICA GÜEMES S.A.

Ruta 34, km. 1135 - General Güemes - Provincia. de Salta

Company's main activity:	Operation of thermoelectric generation plants
Registration Number with Companies' Inspection Bureau of Salta:	35/99
Registration Number in Court of Original Jurisdiction in Commercial Matters of the Province of Salta:	Folio 9/10, Entry 2425 of Corporations Book number 10
Filing date of the Company's by-laws and amendments thereto with the Companies' Inspection Bureau:	September 18, 1992, September 2, 1993, July 8, 1999, February 29, 2000 and December 4, 2002.
Duration of the Company:	February 28, 2092
Parent company:	Powerco S.A.
Percentage held by the parent company in capital stock and votes	60%

FISCAL YEAR No. 11
COMMENCED JANUARY 1, 2002

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
(restated to reflect the effects of inflation – stated in pesos)

CAPITAL STOCK
(note 4)

	......2002 y 2001.... Subscribed and paid-in (stated in pesos)
Common shares Class A, N/V $1, 1 vote each	37,743,600
Common shares Class B, N/V $1, 1 vote each	18,871,800
Common shares Class C, N/V $1, 1 vote each	6,290,600
TOTAL	**62,906,000**

CENTRAL TERMICA GÜEMES S.A.
BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(restated to reflect the effects of inflation – stated in pesos)

	......2002......	......2001......
ASSETS		
CURRENT ASSETS		
Cash and banks	9,716,884	1,035,413
Investments (note 3.1)	564,651	11,170,758
Accounts receivable (note 3.2)	11,109,205	20,469,247
Other receivables (note 3.3)	3,306,828	2,152,628
Spare-parts and materials	4,835,227	4,688,371
Total Current Assets	**29,532,795**	**39,516,417**
NON-CURRENT ASSETS		
Other receivables (note 3.3)	3,159,231	3,055,201
Property, plant and equipment (schedule I)	187,609,333	197,793,173
Total Non-Current Assets	**190,768,564**	**200,848,374**
TOTAL ASSETS	**220,301,359**	**240,364,791**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	3,448,645	4,652,877
Loans (note 6)	1,425,510	769,190
Payroll and social security charges	503,325	872,277
Taxes	1,254,538	2,791,067
Other liabilities	20,672	95,294
Total Current Liabilities	**6,652,690**	**9,180,705**
NON-CURRENT LIABILITIES		
Loans (note 6)	181,980,000	117,833,367
Taxes	905,018	2,312,756
Reserves (schedule III)	1,097,865	927,748
Total Non-Current Liabilities	**183,982,883**	**121,073,871**
TOTAL LIABILITIES	**190,635,573**	**130,254,576**
SHAREHOLDERS' EQUITY		
(as per the corresponding statements)	**29,665,786**	**110,110,215**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**220,301,359**	**240,364,791**

The attached notes 1 through 11 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(restated to reflect the effects of inflation – stated in pesos)

	......2002......	......2001......
Net sales (note 3.5)	48,123,692	71,383,120
Cost of sales (schedule V)	(41,108,897)	(60,872,995)
Gross profit	**7,014,795**	**10,510,125**
Selling expenses (schedule V)	(1,695,299)	(3,920,602)
Administrative expenses (schedule V)	(7,613,786)	(6,829,297)
Other expense and income, net	(1,118,053)	(909,214)
Financial results		
Generated by assets (note 3.6a)	(11,642,634)	2,390,486
Generated by liabilities (note 3.6b)	(65,389,452)	(3,998,485)
Ordinary Loss	**(80,444,429)**	**(2,756,987)**
Extraordinary gains (note 8)		6,831,993
(LOSS) INCOME FOR THE YEAR	**(80,444,429)**	**4,075,006**

The attached notes 1 through 11 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(restated to reflect the effects of inflation – stated in pesos)

	..........Owners' contributions..........			Reserved earnings	Accumulated deficit	Total
	Capital stock	Adjustment to capital	Total	Legal reserve		
Balances as of December 31, 2000	62,906,000	86,016,073	148,922,073	899,474	(43,786,338)	106,035,209
Distribution of profits approved by the Shareholders' Meeting held on March 19, 2001:						
- to legal reserve				288,572	(288,572)	
Income for the year					4,075,006	4,075,006
Balances as of December 31, 2001	**62,906,000**	**86,016,073**	**148,922,073**	**1,188,046**	**(39,999,904)**	**110,110,215**
Distribution of profits approved by the Shareholders' Meeting held on April 25, 2002						
- to legal reserve				203,526	(203,526)	
Loss for the year					(80,444,429)	(80,444,429)
Balances as of December 31, 2002	**62,906,000**	**86,016,073**	**148,922,073**	**1,391,572**	**(120,647,859)**	**29,665,786**

The attached notes 1 through 11 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(restated to reflect the effects of inflation – stated in pesos)

	.....2002.....	.....2001.....
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS		
OPERATING ACTIVITIES		
Loss for the year	(80,444,429)	(2,756,987)
Add: items not representing uses of cash:		
Depreciation of property, plant and equipment	10,230,867	10,615,802
Increase in reserves/allowances	1,654,439	2,010,757
Net value of property, plant and equipment withdrawn		19,094
Unpaid interest and exchange differences accrued	65,459,273	830,724
Subtotal	(3,099,850)	10,719,390
Extraordinary gain for the year		6,831,993
Add: items not representing uses of cash:		
Recovery of the minimum presumed income tax reserve		(7,280,033)
Subtotal		(448,040)
Changes in operating assets and liabilities		
Decrease in trade receivables	10,312,738	520,164
Increase in other receivables	(1,258,230)	(1,886,111)
Increase in spare-parts and materials	(146,856)	(172,098)
Decrease in accounts payable	(1,204,232)	(346,323)
Decrease in payroll, social security charges and taxes	(3,313,219)	(1,287,151)
Net (Decrease) Increase in other liabilities	(74,622)	49,473
Use of reserves	(2,437,018)	(1,380,534)
Subtotal	1,878,561	(4,502,580)
Cash (used in) provided by operating activities	**(1,221,289)**	**5,768,770**
INVESTING ACTIVITIES		
Acquisition of property, plant and equipment	(47,027)	(4,817,246)
Cash used in investing activities	**(47,027)**	**(4,817,246)**
FINANCING ACTIVITIES		
Net decrease in loans	(656,320)	(590,782)
Cash used in financing activities	**(656,320)**	**(590,782)**
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(1,924,636)**	**360,742**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**12,206,171**	**11,845,429**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**10,281,535**	**12,206,171**

The attached notes 1 through 11 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(restated to reflect the effects of inflation – stated in pesos)

1. CORPORATE NOTES EXCHANGE OFFER – SUBSEQUENT EVENTS

As from June 2002, due to the uncertainty caused by the serious economic and financial crisis which the country and the electricity market in general have been going through, the Company's Board of Directors decided to begin conversations with the holders of Corporate Notes (floating rate for US$ 54,000,000 due in 2010 (see note 3.4)), so as to rediscussed with them the terms and conditions of the Notes and make it possible for the Company, in this way, to pay principal and interest on the debt agreed upon in the agreement (the "Agreement") approved by resolution dated 09/12/00 which was later complemented by other explanatory resolutions dated September 19 and 26, 2000.

Taking into account that the fourth interest installment on Corporate Notes under the Agreement matured on September 26, 2002, the Company, considering the new regulations adopted by the Federal Government –Laws Nos. 25561 and 25563 and Emergency Decrees Nos. 214/2002, 320/2002, and 410/2002- (the "New Regulations"), decided to pay general creditors without prejudice to the rights to which it might be entitled (a) in relation to the holders of Corporate Notes (the "Notes"): (a.i) pursuant to the final interpretation of the New Regulations concerning the fact that the Notes maturing in 2010 must be paid in Argentine pesos (pesification), (a.ii) pursuant to the eventual application of the doctrine of unforeseeability (which permits the modification of contracts based on the unforeseeability of events) and/or equity; (b) in relation to the other general creditors: pursuant to the eventual application of the doctrine of unforeseeability.

During the months of July and September 2002, the Company held meetings in New York City with some of the main holders of Corporate Notes issued under the Agreement, to inform them about the Company's need to carry out a restructuring, as a consequence of the New Regulations and the new economic and financial context of both the country and the electricity sector, with the following main objectives in mind:

- Preserve the Company's viability,
- Maintain a positive cash flow so as to keep the Company in operation, and finally,
- Be able to comply with the commitments taken on by the Company under the Agreement.

Given that the Company had not defaulted on interest payments of the Notes, the main creditors were not interested in initiating negotiations of any kind.

On November 15, 2002, the Board of Directors called a Special Shareholders' Meeting in order to obtain the legally required consent to prepare the terms and conditions of the exchange offer to be made to Corporate Note holders.

On December 4, 2002, the Special Shareholders' Meeting unanimously approved the proposal submitted by the Chairman, which consisted of modifying sections five and six of the Company's By-laws in order to have a new element for negotiating the future proposal for the restructuring of the Company's financial debt, subjecting the capital increase to be proposed and those amendments, to the acceptance of proposal No 1, described in the "Exchange Offer", by Corporate Note holders.

The aforementioned "Exchange Offer" was made on December 20, 2002 and its maturity date, originally fixed for January 31, 2003, was extended until February 14, 2003.

In the "Exchange Offer", the Company offered Corporate Note holders two proposals which consisted of:

Proposal No. 1:

Up to a maximum amount of US$ 32,400,000 in new Corporate Notes at an annual interest rate of 3%, with final maturity in 2013, ("New Corporate Notes Proposal 1") and up to a maximum of 24,840,000 common shares Class D of its common stock, nominal value 1.00 each, representing approximately 28.31% and 7.32% of the Company's capital stock and voting rights, respectively.

For each US$ 1,000 of principal of existing Corporate Notes received for the exchange, the Company will issue "New Corporate Notes Proposal 1" for a principal amount of US$ 600 and 460 shares (rounding the value to the immediately following whole number in order to issue New Corporate Notes in minimum denominations of US$ 1.00 and avoid the issuance of cent-denominated shares).

Proposal No. 2:

Up to a maximum amount of US$ 54,000,000 in Corporate Notes at an annual interest rate of 2%, with final maturity in 2013 ("New Corporate Notes Proposal 2").

For each US$ 1,000 of principal of existing Corporate Notes received for the exchange pursuant to this proposal, the Company will issue "New Corporate Notes Proposal 2" for a principal amount of US$ 1,000.

The New Corporate Notes will constitute common, unsecured and unsubordinated obligations of the Company which will mature ten years after issuance (the "Maturity Date of the New Corporate Notes"). Interest on the principal amount pending amortization will be paid semiannually, in arrears and in cash. The first interest payment will fall due on the sixth month following the date of issuance. Principal will be repaid in only one payment on the Maturity Date of the New Corporate Notes.

The New Corporate Notes will be regarded as Corporate Notes pursuant to the provisions of the Corporate Notes Law No. 23576, as amended by Laws Nos. 23962 and 24435, and will therefore enjoy the benefits and be subject to the formalities therein established. In accordance with the provisions of Decree No. 749/2000 and Resolution No. 368/01 of the National Securities Commission (CNV), the New Corporate Notes offered in exchange for the Current Corporate Notes will not be assessed according to risk.

The holders who offer their existing Corporate Notes within the "Exchange Offer" will receive a premium for the acceptance in the amount of US$ 7.50 for each US$ 1,000 in principal of the existing Corporate Notes.

The Exchange Offer is subject to whether holders offer 100% of the outstanding principal amounts of existing Corporate Notes and whether all the regulatory provisions necessary in Argentina are approved.

In the Board of Directors' meeting held on February 27, 2003, the Chairman informed the Directors that the previously mentioned "Exchange Offer" had been concluded on February 26, 2003, at 5 p.m. New York time.

Subsequent to that, he proposed that, taking into account the final outcome of the Exchange Offer and the acceptance of Proposal No. 2 for a total approximate amount of US$ 31,668,000 (approximately 58 % of the principal amount of current Corporate Note), the condition established in the Prospectus of the Exchange Offer, requiring the participation of those holding 100 % of current Corporate Notes principal, be dispensed and that offers received subject to the obtaining of approvals of the Buenos Aires Stock Exchange and the Electronic Open Market (MAE), still pending, be accepted. Furthermore, he proposed that the transaction and the exchange of the current Corporate Notes offered for the New Corporate Notes for a definitive amount to be informed by the Agent in charge of the Exchange, be closed and made as soon as possible.

The statements concerning the Company's foreign currency denominated liabilities and their restatement in pesos, do not imply the acceptance of the type of currency or applicable rate of exchange, nor are they to be construed as a waiver to any rights within the context of the New Regulations or any other regulations.

2. BASIS OF PRESENTATION AND MAIN ACCOUNTING POLICIES

As required by the provisions of General Resolution No. 368/01, as amended, and General Resolution No. 398/02 of the National Securities Commission, these financial statements have been prepared in accordance with the disclosure and valuation criteria set forth in Technical Resolutions numbers 8, 9, 10 and 12 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), with the changes introduced by the Resolution of the National Securities Commission mentioned at the beginning of this paragraph.

Taking into account the existence of a new inflationary context and the conditions created by the new system established by the Economic Emergency and Foreign Exchange System Reform Law described in note 10, the National Securities Commission issued General Resolution No. 415/02 which establishes that financial statements will be stated in constant pesos, following the method of adjustment for inflation set forth in Technical Resolution No. 6 of the FACPCE.

Therefore, the financial statements have been restated to reflect the effects of inflation until December 31, 2002 based on the variations of the domestic wholesale price index published by the National Institute of Statistics and Census, considering December 2001 as the month of reference. Unless otherwise stated, all the amounts disclosed in the financial statements have been restated as of that date.

By way of General Resolution No. 434/03, the National Securities Commission adopted (with certain exceptions and clarifications) Technical Resolutions Nos. 16 through 19 of the FACPCE for fiscal years commenced as from January 1, 2003. As of the date of issuance of these financial statements, the Company has not estimated the effects that the application of the new regulations will have on the Company's financial statements.

The main accounting criteria applied in the preparation of the financial statements are as follow:

Monetary items – cash and banks, receivables, payables and reserves/allowances in pesos have been maintained at their nominal values, plus interest accrued, if any, at the end of each year.

Foreign currency denominated assets and liabilities – They have been valued at the rate of exchange in effect as of the end of each year, plus interest accrued, if any.

Investments - Mutual funds and government bonds have been valued at the quoted price as of the end of each year.

Spare-parts and materials – They have been basically valued at their estimated replacement cost as of the end of each year.

Property, plant and equipment – Property, plant and equipment has been restated as indicated in the first part of this note, net of accumulated depreciation. Depreciation was determined by applying the straight-line method over the estimated useful life of each item, except for certain assets for which the unit of production method was applied.
In accordance with General Resolution No. 398/2002 of the National Securities Commission, the Company has capitalized in the value of property, plant and equipment the exchange differences accrued from January 6, 2002 to March 31, 2002 of corporate notes existing as of the end of the year, based on the provisions of General Resolution No. 398/2002 of the National Securities Commission.

On April 3, 2002, the National Securities Commission issued General Resolution No 398/2002, which establishes, among other measures, that exchange differences of foreign currency denominated liabilities existing as of January 6, 2002, must be capitalized in the value of the assets acquired or built through such financing, up to the lower of the replacement or reproduction cost of the asset and its recoverable value.
Therefore, as of March 31, 2002 the Company capitalized exchange differences arising from liabilities denominated in US dollars in the Property, plant and equipment account. After the reinstatement of inflation adjustment mechanisms, as of December 31, 2002, such exchange differences have been totally absorbed by the restated values of the assets involved.

Capital stock – Capital stock has been restated for inflation as from the dates it was paid-in as indicated in the first part of this note. Capital stock has been disclosed at its nominal value and the surplus to reach the restated value has been included in the Adjustment to capital account.

Legal reserve and Accumulated deficit – Balances have been restated as indicated in the first part of this note.

Income statement accounts – Income statement accounts have been restated as indicated in the first part of this note, except for the non-monetary assets consumed (depreciation and withdrawal of property, plant and equipment) which have been determined according to the values of those assets.

Recoverable value – It has not been possible to determine the recoverable value of property, plant and equipment existing as of December 31, 2002 due to the country's economic situation and its impact on the Company's operations as detailed in notes 10 and 11.

Implicit financing components – They have not been segregated due to their lack of significance.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. BREAKDOWN OF MAIN CAPTIONS

3.1 Investments

	.....2002.....	.....2001.....
Time deposits		44,434
Government bonds (schedule II)		4,515,001
Mutual funds (schedule II)	564,651	6,611,323
Total	**564,651**	**11,170,758**

The breakdown of the balances is as follows:

To become due within 3 months	564,651	

3.2 Accounts receivable

	2002	2001
CAMMESA	5,134,790	
Debtors of the term market	5,707,823	19,493,938
Parent Company – Powerco S.A.	420,881	875,561
Doubtful accounts under legal proceedings	1,020,837	2,227,570
Allowance for bad debts (schedule III)	(1,175,126)	(2,127,822)
Total	**11,109,205**	**20,469,247**

The breakdown of the balances as of December 31, 2002 according to the estimated collection period is as follows:

	.....2002.....	.....2001.....
a) Past due		
within 6 months	59,553	
more than 6 months	3,551,629	
b) To become due within 3 months	8,673,149	
Subtotal	12,284,331	
Allowance for bad debts	(1,175,126)	
Total	**11,109,205**	

Accounts receivable do not accrue interest nor are they subject to adjustment clauses, except for certain receivables which are adjusted by the referential stabilization coefficient (CER).

3.3 Other receivables

Current:

	2002	2001
Advances to suppliers	1,782,424	489,945
Tax credits	615,959	584,218
Prepaid expenses	758,790	497,019
Miscellaneous	149,655	581,446
Total	**3,306,828**	**2.152.628**

Non-current:

	2002	2001
EDESA S.A. – 132 KV power line (note 9)	**3,159,231**	**3,055,201**

The breakdown of the balances as of December 31, 2002 according to the estimated collection or use period is as follows:

a) To become due:	
within 3 months	1,782,424
between 3 and 6 months	1,374,749
more than 1 year	3,159,231
b) With no specified due date	149,655
Total	**6,466,059**

These receivables do not accrue interest, except for the advances paid to certain suppliers and non-current receivables, whose annual interest rate ranges from 7.5% to 15%.

3.4 Liabilities

The breakdown of the balances as of December 31, 2002 according to maturity is as follows:

	.....2002.....	.....2001.....
To become due:		
within 3 months (2)	5,206,508	
between 6 and 12 months	1,425,510	
more than 1 year (1)	182,885,018	
With no specified due date	1,118,537	
Total	**190,635,573**	

(1) Includes a debt for the issuance of corporate notes for an amount of $ 181,980,000 maturing in 2010 at an annual interest rate of 2%, 2,5% and 3% during the first, second and third year, respectively and of 5% as from the fourth year, payable semiannually (See note 1).

(2) Includes a balance with Powerco S.A. (Parent Company) for 238,133.

3.5 Net sales

	2002	2001
Sales of electricity	55,018,183	84,176,960
Discounts for services received	(6,666,263)	(12,401,063)
Municipal contribution	(228,228)	(392,777)
Total	**48,123,692**	**71,383,120**

3.6 Financial results

a) Generated by assets

	2002	2001
Result of exposure to the change in the purchasing power of the currency	(15,135,669)	
Exchange differences	2,254,521	
Interest	1,238,514	2,390,486
Subtotal	**(11,642,634)**	**2,390,486**

b) Generated by liabilities

	2002	2001
Result of exposure to the change in the purchasing power of the currency	69,925,586	
Exchange differences	(132,821,910)	
Interest and exchange differences	(2,317,152)	(3,882,393)
Bank charges and expenses	(175,976)	(116,092)
Subtotal	(65,389,452)	(3,998,485)
Total	**(77,032,086)**	**(1,607,999)**

4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of December 31, 2002 and 2001 amounted to 62,906,000. Such amount has been registered with the Court of Original Jurisdiction in Commercial Matters of the Province of Salta.

5. INCOME TAX AND MINIMUM PRESUMED INCOME TAX

No income tax provision has been recorded due to the existence of tax losses.

In March, 1999, the Company filed with the Federal Court of Salta a declaratory judgement action of negative certainty and requested granting of an "in statu quo" injunction with respect to the payment of the minimum presumed income tax. The Federal Public Income Administration (AFIP), by note dated December 26, 2001, recognized the improper of the tax.

6. LOANS

	.....2002.....	.....2001.....
Current:		
Interest on Corporate Notes (schedule IV)	1,425,510	769,190
Non-Current:		
Corporate Notes (schedule IV)	181,980,000	117,833,367

On August 4, 2000, the Company's Board of Directors arranged for a new issue of Corporate Notes (non-convertible into shares) for a nominal value of US$ 54,000,000 with final maturity in 2010 at a floating interest rate. With this new issue, plus a cash disbursement of US$ 6,000,000 the Company exchanged and replaced the amount owed (principal and interest) from outstanding Corporate Notes for US$ 60,000,000, issued in 1996 with maturity date in 2001 and at an annual 12% interest rate which had also replaced, prior payment of US$ 5,000,000, the first issue in 1994 for US$ 65,000,000, maturing in 1996 at an interest rate of 12% p.a..

7. CLAIMS

As of the date of issuance of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management, in line with the opinion of the Company's legal advisors, has filed the appropriate responses strongly supported by the applicable legislation and the general principles of law. However, the Company decided to keep a reserve of 1,097,865 as of December 31, 2002. Furthermore, in the opinion of management, the outcome of these claims will not have a significant effect on the financial and cash position of Central Térmica Güemes S.A.

8. EXTRAORDINARY GAINS

	.....2002.....	.....2001.....
Recovery of the minimum presumed income tax reserve (See note 5)		7,280,033
Withholdings on fees related to the debt restructuring		(448,040)
Total		6,831,993

9. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the northwestern region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A., whereby Central Térmica Güemes S.A. would supply electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other things, to:

- Finance and carry out the necessary procedures for the construction of a 132 Kv high-voltage power line stretching from the Company's generating plant to northern Salta, to be in operation in a maximum period of 14 months to commence on the date the aforementioned agreement came into effect.
- Transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.

Edesa S.A. agreed to buy the totality of its electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation.

By Resolution No. 18/01 dated April 9, 2001, the ENRESP approved the Agreement whereby the contract between the Company and Edesa S.A. was extended.

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of Central Térmica Güemes S.A. to TRANSNOA S.A. through the 132 Kv high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The Public Hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised thereat concerning the construction of the line.

As of December 31, 2002 and 2001, disbursements made to finance this work amounted to $ 3,159,231 and 3,055,201, respectively and have been recorded as Other non-current receivables. This receivable accrues interest at an annual rate of 15%.

10. EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OF OTHER CHANGES INTRODUCED TO THE ECONOMIC REGULATIONS. IMPACT OF THIS CONTEXT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

Early in December 2001, the Federal Government implemented a series of economic and exchange control measures which severely limited cash withdrawals from banks and restricted transfers of funds abroad, other than those related to foreign trade. Late in December, the Argentine Government declared the official default on its public debt and, on January 6, 2002, the Argentine Congress passed the Economic Emergency and Foreign Exchange Reform Law No. 25561 that introduced dramatic changes to the economic model then in force and amended the Convertibility Law under which the peso had been pegged at par with the dollar since March 1991. Law 25561 further empowered the Executive Branch to take additional monetary, financial and exchange measures aimed at overcoming the economic crisis.

Decree No. 71/2002 of the Federal Government and Communication "A" 3425, as amended, of the Argentine Central Bank ("BCRA"), established a new exchange system through the creation of an "official" exchange market for export transactions and certain imports and financial liabilities, and a "free" exchange market for the other transactions. The "official" rate of exchange was fixed at 1.40 pesos per US dollar and the "free" rate of exchange as of the close of business of the first day when the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), fluctuated from 1.60 to 1.70 pesos to the US dollar (sell rate).

New regulations, which modified the already adopted measures, were later issued by the Government. The main aspects of these regulations as of the date of approval of these financial statements, are detailed below:

l) Elimination of the dual exchange rate and establishment of a single "free" exchange market for foreign trade transactions, the BCRA's prior approval being required to make transfers abroad for payment of principal and interest on financial loans until February 8, 2003, with certain exceptions. Furthermore, the BCRA's prior authorization must be sought before remitting profits and dividend payments overseas. Up to the date of approval of the financial statements, the quotation of the US dollar at the free market fluctuated from 1.80 to 3.90 pesos per US dollar (sell rate);

m) conversion into pesos of all US dollar-denominated deposits held in financial institutions at the rate of 1.40 pesos per US dollar and of all US dollar-denominated debts, existing as of January 6, 2002 at the rate of 1 peso per US dollar, except for certain cases which were excluded from the mandatory conversion into pesos. Deposits and debts converted into pesos will be adjusted by applying an index called "referential stabilization coefficient" ("CER") to be published by the BCRA, applicable as from the date of publication of Decree No. 214/2002, plus a minimum interest rate for deposits and a maximum interest rate for debts with the financial system, to be set by the BCRA. Excluded from the application of the CER are certain loans granted to individuals by financial entities, cooperatives, associations. mutual companies or natural or artificial persons of any nature;

n) conversion into pesos of all US dollar-denominated contracts entered into by private parties until January 6, 2002, at the rate of 1 peso per US dollar. The resulting amount will be subject to the CER adjustment, except for certain cases which were excluded from the mandatory conversion into pesos;

o) issuance of a Government bond to compensate financial entities for the imbalance resulting from the application of the aforementioned exchange rates;

p) conversion into pesos of public works contracts and utility rates with adjustment clauses in US dollars, at the pre-devaluation rate of exchange of 1 peso per dollar; the freezing of those rates by suspending indexation mechanisms and subsequent renegotiation on a case-by-case basis, except for certain cases which have been excluded from the mandatory conversion into pesos;

q) restriction on the free availability of funds deposited in banks (restriction which was lifted on December 2, 2002); re-programming of deposits and option to subscribe Government bonds in dollars (fixed or floating rate) or in pesos;

r) conversion into pesos of foreign currency denominated debts incurred by the National, Provincial and Municipal Governments, existing as of February 2002 (except those of the Federal Government originally financed by Multilateral Lending Institutions or arising from liabilities incurred by the National Treasury and refinanced with foreign creditors), that are governed solely by the Argentine law, at the rate of 1.40 pesos per US dollar or its equivalent in other foreign currency plus CER adjustment. This mandatory conversion into pesos includes Guaranteed Loans of the last local debt-swap. Furthermore, new interest rates are established for those debts converted into pesos;

s) exchange at the free market and within the time periods specifically established of foreign currency earned from exports;

t) suspension of unjustified layoffs for a period of 180 days to commence on January 6, 2002. Failure to comply with this obligation will carry the penalty of having to pay twice the severance pay provided by current labor legislation. The suspension was extended for another 180 working days when the original period expired;

u) two-year suspension of the Law of intangibility of deposits; and

v) declaration of a production and credit emergency until December 10, 2003, through the passing of Law No. 25563, as amended, which includes, among other issues, the following:

- suspension for a period of 270 calendar days, to commence on February 14, 2002, of (i) court and out-of-court ordered foreclosures on the debtor's house of permanent residence or on any other real property used by the debtor to either develop commercial and/or industrial activities or render services, and (ii) the execution of precautionary measures involving the dispossession of assets needed to develop activities of a commercial, industrial or similar nature;

- granting of authority to trustees and other lawfully authorized parties to prove claims and vote arrangement plans on behalf of government bond holders and establishment of the procedure for trustees to express bond holders' will.

On the other hand, and as a consequence of the changes implemented, in the year 2002 the domestic wholesale price index increased to 118.21%, according to the information released by the National Institute of Statistics and Census.

As established by the aforementioned Emergency Law, the loss resulting from applying the new rate of exchange on the net position of foreign currency denominated assets and liabilities as of January 6, 2002, may be deducted from income tax at a 20% rate p.a. over the five fiscal years following the date on which the law became effective.

The Company is subject to the restriction imposed on the transfer of funds abroad. Therefore, remittances for the repayment of financial loans must be previously authorized by the BCRA.

11. IMPACT OF THE ARGENTINE ECONOMIC CONTEXT ON THE COMPANY'S FINANCIAL AND ECONOMIC POSITION

The economic crisis detailed in note 10 affects the market in which Central Térmica Güemes S.A. operates. Although in the last year electricity demand gradually increased, as from 2002 there has been a reduction. Furthermore, the economic situation previously detailed affects client payment capacity, including spot market sales through C.A.M.M.E.S.A.

The measures adopted by the Economic Emergency and Foreign Exchange System Reform Law No. 25561/02 and those of the subsequent regulatory decrees, described in note 10, modified the electric market significantly. The price of electricity was mandatorily converted into pesos at the rate of 1 US dollar per 1 peso. Therefore, Central Térmica Güemes S.A.'s revenues have been converted into pesos while part of its expenses and a significant part of its debt are denominated in US dollars.

Taking into account that the Government has not yet defined its official stance with regard to the rates of the electricity sector and that the renegotiation of such rates has not begun, as of the date of approval of these financial statements, it is not possible to accurately estimate the future evolution of the electricity sector in either the short or medium term.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government -concerning the economic policy and, particularly, with regard to the electricity sector- might have on the Company's financial and economic position (including the recoverable value of its non-current assets) the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties. The Company's management is permanently analyzing the scope of the impact of both the measures adopted by the Government and the outcome of the aforementioned renegotiations. The related effects will be informed in the financial statements when they can be known and quantified.

The financial statements of Central Térmica Güemes S.A. as of December 31, 2002, have been prepared following the criteria of a going concern and assuming that the Company will be able to pay its obligations. Therefore, the financial statements do not include any adjustment, if there were any, that could derive from the outcome of the uncertainties mentioned in the preceding paragraphs.

On the other hand, as of December 31, 2002 the Company has accumulated significant losses and consequently is subject to complying with the mandatory capital stock reduction established in section 206 of the Corporations Law No 19550. In accordance with the provisions of Decree No. 1269/02 issued by the Federal Government, the application of the aforementioned section has been suspended until December 10, 2003.

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
(restated to reflect the effects of inflation – stated in pesos)

PROPERTY, PLANT AND EQUIPMENT

	2002										2001
	Original values				Depreciation					Net value	Net value
	Balance at beginning of the year	Additions	Retirements	Balance at end of the year	Accumulated at beginning of the year	Retirements	Current year Rate %	Current year Amount	Accumulated at the end of the year		
Land	1,754,085			1,754,085						1,754,085	1,754,085
Buildings	60,290,542			60,290,542	13,925,375		2.55	1,544,795	15,470,170	44,820,372	46,365,167
Turbines	97,289,830			97,289,830	35,559,880		29.25	3,479,794	39,039,674	58,250,156	61,729,950
Boilers	98,099,950			98,099,950	29,028,363		23.69	2,844,074	31,872,437	66,227,513	69,071,587
Transformers	13,874,144			13,874,144	5,123,390		29.77	554,969	5,678,359	8,195,785	8,750,754
Water treatment plant	2,575,554			2,575,554	795,882		25.42	103,012	898,894	1,676,660	1,779,672
Auxiliary equipment	831,733			831,733	307,196		29.78	33,281	340,477	491,256	524,537
Gas plant and gas pipeline	4,182,340			4,182,340	1,544,446		29.77	167,297	1,711,743	2,470,597	2,637,894
Tools	842,306			842,306	698,706		10.00	31,071	729,777	112,529	143,600
Vehicles	524,358			524,358	322,445		20.00	64,573	387,018	137,340	201,913
Furniture and fixtures	1,538,799	32,418		1,571,217	1,242,463		20.00	208,427	1,450,890	120,327	296,336
Installations	810,011	8,845		818,856	792,857		20.00		792,857	25,999	17,154
Software	168,177	5,322		173,499	166,346		33.00	7,153	173,499		1,831
Maintenance expenses	12,508,208	442		12,508,650	7,989,515		16.67	1,192,421	9,181,936	3,326,714	4,518,693
TOTAL 2002	**295,290,037**	**47,027**		**295,337,064**	**97,496,864**			**10,230,867**	**107,727,731**	**187,609,333**	
TOTAL 2001	**290,522,564**	**4,817,247**	**49,774**	**295,290,037**	**86,911,742**	**30,680**		**10,615,802**	**97,496,864**		**197,793,173**

SCHEDULE II

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
(restated to reflect the effects of inflation – stated in pesos)

INVESTMENTS

Account	Type	Nominal value	Quotation value	Recorded value 2002	Recorded value 2001
CURRENT INVESTMENTS					
Mutual funds	Deustche Bank - US$	156,155	3.27	510,627	5,472,465
	FBA - Renta US$	347		173	757
	Fima Money US$ "A"	107,412		53,631	1,130,832
	Roble Ahorro - US$	377		189	7,131
	Roble Ahorro - $	63		31	138
Total mutual funds				564,651	6,611,323
Government bonds	BONTE 2002				316,884
	BONTE 2005				4,198,117
Total government bonds					4,515,001
TOTAL CURRENT INVESTMENTS				**564,651**	**11,126,324**

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
(restated to reflect the effects of inflation – stated in pesos)

ALLOWANCES/RESERVES

Items	2002 Balance at beginning of the year	2002 Increases	2002 Decreases (4)	2002 Balance at the end of the year	2001 Balance at the end of the year
Deducted from assets					
Allowance for bad debts	2,127,822	200,000 (2)	1,152,696	1,175,126	2,127,822
TOTAL 2002	**2,127,822**	**200,000**	**1,152,696**	**1,175,126**	
TOTAL 2001	**1,200,154**	**1,792,547**	**864,879**		**2,127,822**
Included in liabilities					
Contingency reserve	927,748	1,454,439 (3)	1,284,322 (1)	1,097,865	927,748
TOTAL 2002	**927,748**	**1,454,439**	**1,284,322**	**1,097,865**	
TOTAL 2001	**8,505,226**	**218,210**	**7,795,688**		**927,748**

(1) Includes 781,737 to cover foreseen events.
(2) Charged to selling expenses.
(3) Charged to other income and expense.
(4) Includes result of exposure to the changes in the purchasing power of the currency.

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
(restated to reflect the effects of inflation – stated in pesos)

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	2002				2001		
	Amount and currency		Exchange rate $	Booked amount in local currency (pesos)	Amount and currency		Booked amount in local currency (pesos)
ASSETS							
CURRENT ASSETS							
Cash and banks	US$	2,354,591	3.27	7,699,513	US$	67,197	146,631
Investments	US$	156,155	3.27	510,627	US$	5,119,208	11,170,620
Accounts receivable					US$	10,355,655	22,597,069
Total Current Assets				8,210,140			33,914,320
TOTAL ASSETS				8,210,140			33,914,320
LIABILITIES							
CURRENT LIABILITIES							
Accounts payable							
Suppliers					US$	1,323,155	2,887,256
Loans							
Corporate notes	US$	423,000	3.37	1,425,510	US$	352,500	769,190
Total Current Liabilities				1,425,510			3,656,446
NON-CURRENT LIABILITIES							
Loans							
Corporate notes	US$	54,000,000	3.37	181,980,000	US$	54,000,000	117,833,367
Total Non-Current Liabilities				181,980,000			117,833,367
TOTAL LIABILITIES				183,405,510			121,489,813

SCHEDULE V

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
(restated to reflect the effects of inflation – stated in pesos)

COST AND EXPENSES

Items	2002				2001
	Cost of sales	Selling expenses	Administrative expenses	Total	Total
Fees			190,806	190,806	326,102
Salaries and wages	4,349,358	881,021	831,478	6,061,857	10,591,293
Social security charges	568,936	115,488	127,489	811,913	1,507,874
Fuel	23,861,771			23,861,771	38,968,721
Spare-parts and materials	686,423			686,423	1,046,541
Services contracted	970,861	146,769	1,173,195	2,290,825	3,388,733
Communications			326,102	326,102	627,605
Office expenses		96,299	3,164,022	3,260,321	658,634
Depreciation of property, plant and equipment	10,125,541		105,326	10,230,867	10,615,802
Insurance	542,823			542,823	575,572
Interest and exchange differences			703,951	703,951	548,447
Taxes and rates	3,184	2,970	9,988	16,142	15,958
Bad debts		200,000		200,000	1,792,547
Miscellaneous		252,752	981,429	1,234,181	959,065
TOTAL 2002	**41,108,897**	**1,695,299**	**7,613,786**	**50,417,982**	
TOTAL 2001	**60,872,995**	**3,920,602**	**6,829,297**		**71,622,894**

CENTRAL TERMICA GÜEMES S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS FOR THE YEAR ENDED DECEMBER 31, 2002
(restated to reflect the effects of inflation - stated in pesos)

General issues concerning company's activity

1. Specific and significant legal regulations involving the possible removal or reinstatement of benefits contemplated by said regulations:

   None.

2. Significant changes made to the Company's activities or any other similar circumstance occurred during the periods comprehended by the financial statements, affecting their comparison with the financial statements presented in previous years or which could affect comparison with those to be presented in future periods:

   See notes 10 and 11 to the financial statements, regarding changes introduced to the Argentine economic framework.

3. Classification of credit and debit balances:

   See notes 3.2., 3.3. and 3.4.

4. Classification of receivables and payables:

   a) The classification according to the type of currency is as follows:

	Debit balances	Credit balances
1. In local currency (includes allowances/reserves).	17,575,264	7,230,063
2. In foreign currency (US dollars)		183,405,510
TOTAL	17,575,264	190,635,573

   b) The classification according to the type of adjustment is as follows:

	Debit balances	Credit balances
1. Subject to adjustment clause	3,477,069	1,837,557
2. With no adjustment clause	14,098,195	188,798,016
TOTAL	17,575,264	190,635,573

c) The classification according to the accrual or not of interest is as follows:

	Debit balances	Credit balances
1. Accruing interest	3,159,231	181,980,000
2. Not accruing interest	14,416,033	8,655,573
TOTAL	**17,575,264**	**190,635,573**

5. a) Detail of percentage held in Subsidiary and Related Companies' capital and votes.

   None.

   b) Debit balances with Subsidiary and Related Companies (Powerco S.A.(Parent)):

Accounts receivable	420,881
Accounts payable	(238,133)

   c) Balances with Parent Company (Powerco S.A.) do not accrue interest and are not subject to adjustment clauses.

6. Trade receivables or loans granted to Directors, Statutory Auditors, Members of the Supervisory Council and their relatives up to the second degree of kinship, inclusive.

   None.

7. Physical inventory of spare-parts and materials.

   The Company keeps an updated record of its inventory which is verified through periodic stocktakings over the year.

   There are no supplies in a damaged condition, out of use or inactive.

Current values

8. Source of the data used to determine the current value of inventories:

   The data used to determine the current value of spare-parts and materials are mainly purchase prices.

Property, plant and equipment

9. Reversal of the technical appraisal reserve when part of the same had been previously reduced to offset losses:

   None.

10. Value of property, plant and equipment not used due to their obsolescence:

    None.

Investments in other companies

11. Investments in other companies in excess of that permitted by section 31 of Law No. 19550:

    None.

Recoverable values

12. Criteria applied to determine significant recoverable values of spare-parts and materials and property, plant and equipment, used as limits for their corresponding accounting valuations:

    The criterion applied to determine the recoverable value of spare-parts and materials has been basically the net realizable value. In the case of property, plant and equipment, see note 2, under "Recoverable value".

Insurance

13. Insured assets:

	Risk covered	Amount insured $	Accounting value $
Vehicles			
	Liability to third parties, damages caused by flip-over or collision, fire, explosion or lightning, theft of vehicle or parts thereof.	118,100	137,340
Fixed asset and spare-parts and materials (except land and vehicles)			
	Total	217,000,000	190,553,135

Positive and negative contingencies

14. Elements considered to calculate allowances/ reserves whose balances, taken as a whole or individually, exceed 2% of shareholders' equity:

    See note 7.

15. Unrecorded contingent situations as of the date of the financial statements:

    See note 7.

16. Irrevocable advances on account of future capital subscriptions:

    None.

17. Unpaid cumulative dividends of preferred shares:

    None.

18. Conditions, circumstances or time limits for the suspension of restrictions to the distribution of retained earnings:

    None.

STATUTORY AUDITORS' REPORT

To the Shareholders of
Central Térmica Güemes S.A.

As required by the provisions of section 294 of Law No. 19550 and the regulations of the National Securities Commission, we have reviewed the documents detailed in section I. These documents are the responsibility of the Company's management. Our responsibility is to express an opinion thereon, based on the review performed with the scope mentioned in section II

I) DOCUMENTS SUBJECT TO OUR REVIEW

a) Balance sheet as of December 31, 2002.

b) Statement of operations for the year ended December 31, 2002.

c) Statement of changes in shareholders' equity for the year ended December 31, 2002.

d) Statement of cash flows for the year ended December 31, 2002.

e) Notes 1 through 11 and supplemental schedules I through V for the year ended December 31, 2002.

f) Informative summary required by the National Securities Commission for the year ended December 31, 2002.

f) Additional information required by section 68 of the Buenos Aires Stock Exchange Regulations for the year ended December 31, 2002.

g) Directors' Annual report and Inventory for the year ended December 31, 2002.

II) SCOPE OF OUR WORK

We have performed our review in accordance with current regulations established in Technical Resolution No. 15 of the Argentine Federation of Professional Councils in Economic Sciences. Those regulations require that financial statements be examined in accordance with auditing standards generally accepted in Argentina and that such review include verification of the consistency of the documents and information subject to the review with the information on Company's decisions laid down in the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects.

In conducting our review of the documents detailed in items a) through e) of section I, we have examined the audit performed by the external auditors, Deloitte & Co S.R.L., who issued their report dated March 7, 2003, in accordance with auditing standards generally accepted in Argentina. Our review included the conclusions of the audit performed by said auditors.

An audit requires that the auditors plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Provided that it is not the responsibility of the statutory auditors to control Company's management, our review neither included the criteria applied nor the decisions made by the different areas of the Company, which are the responsibility of the Company's management. We believe our work provides a reasonable basis for our opinion.

With regard to the Directors' Annual Report, the Informative Summary required by General Resolution No. 368/01 of the National Securities Commission and the Additional information to the notes of the financial statements required by the Buenos Aires Stock Exchange Regulations, all of them for the year ended December 31, 2002, we have corroborated whether these documents comply with the information required by section 66 of the Companies' Law No. 19550, point 6 of Appendix I of Chapter XXIII of General Resolution No. 368/01 of the National Securities Commission and section 68 of the Buenos Aires Stock Exchange Regulations, respectively. Furthermore, we have verified whether the amounts included in those documents, as to the matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

III) PRIOR CLARIFICATIONS

As described in note 10, on January 6, 2002, the Argentine Congress passed the Economic Emergency and Foreign Exchange System Reform Law No. 25561. The new law and its supplementary regulations established a series of measures that impact on the Company's operations, such as: the devaluation of the peso; the default on the public debt; the mandatory conversion into pesos of foreign currency denominated assets and liabilities arising from transactions agreed upon between local parties; restrictions on the transfers of funds abroad, which require the Argentine Central Bank's prior authorization; and the mandatory conversion into pesos of utility rates.

Additionally, as indicated in note 11, the measures mentioned in the preceding paragraph modified the electricity market significantly. Consequently, while the Company's revenues have been mandatorily converted into pesos, its expenses and a significant part of its liabilities are denominated in US dollars. Taking into account that the Government has not yet defined its official stance with regard to the rates of the electricity sector and that the renegotiation of such rates has not begun, as of the date of approval of these financial statements, it is not possible to accurately estimate the future evolution of the electricity sector in either the short or medium term.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government -concerning the economic policy and, particularly, with regard to the electricity sector- might have on the Company's financial and economic position (including the recoverable value of its non-current assets) the results of its operations and future cash flows.

Furthermore, as explained in note 1, and as a consequence of the effects of the economic crisis, the Company is negotiating the restructuring of its corporate notes.

The financial statements do not include any adjustment that could result from either the outcome of these uncertainties or the aforementioned negotiations.

The financial statements of Central Térmica Güemes S.A. as of December 31, 2002, have been prepared following the criteria of a going concern and assuming that the Company will be able to pay its obligations. Therefore, the financial statements do not include any adjustment, if there were any, that could derive from the outcome of the uncertainties mentioned in the preceding paragraphs.

IV) OPINION

a) in our opinion, subject to the effects, if there were any, that could derive from the outcome of the situations described in the preceding section, the financial statements detailed in section I items a) through e) present fairly, in all material respects, the financial position of Central Térmica Güemes S.A. as of December 31, 2002, and the results of its operations, the changes in shareholders' equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in Argentina.

b) The Directors' Annual Report, the Informative Summary required by General Resolution No. 368/01 of the National Securities Commission and the Additional information to the notes to the financial statements required by the Buenos Aires Stock Exchange Regulations, all of them for the year ended December 31, 2002, contain the information required by section 66 of the Companies' Law No. 19550, point 6 of Appendix I of Chapter XXIII of General Resolution No. 368/01 of the National Securities Commission and section 68 of the Buenos Aires Stock Exchange Regulations, respectively. However, the affirmations regarding the economic context in which the Company carried out its activities, the company's management, and future events included in the above-mentioned documents are the responsibility of the Company's Management. The amounts included in said documents, as to the matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

c) The financial statements mentioned in items a) through e) of section I and the Inventory, agree with the accounting records kept, in all formal aspects, in conformity with current legal regulations.

V) ADDITIONAL INFORMATION REQUIRED BY GENERAL RESOLUTION No. 340/99 OF THE NATIONAL SECURITIES COMMISSION

As required by General Resolution No. 340/99 of the National Securities Commission, we report that:

a) the accounting policies applied in the preparation of the financial statements mentioned in items a) through e) of section I agree with professional accounting standards; and

b) the external auditors have conducted their audit in accordance with auditing standards generally accepted in Argentina, established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences. Those standards require that the external auditors exercise independence and apply an unbiased criterion in conducting the audit of financial statements.

Autonomous City of Buenos Aires, March 7, 2003

RUBEN R. RUIVAL
Statutory Auditor